Exhibit 4.23

Amendment Agreement to the Employment Contract of 18 September 2021
between

ads-tec Energy GmbH, Heinrich-Hertz-Straße 1, 72622 Nürtingen, represented by its Managing Directors Thomas Speidel and Robert Vogt

– hereinafter “ads E” –

and

Dr Thorsten Ochs, Pappelstr. 7, 71263 Weil der Stadt

Preliminary remark

Dr Ochs has been working for ads E in Nürtingen as Head of development (Chief Technology Officer, “CTO”) since 1 October 2019. The ads-tec group is continuing to develop at a highly dynamic pace. Based on the excellent cooperation to date, Dr Ochs is now also to take on further tasks with an even higher level of responsibility. In this connection the parties agree the following, expressly maintaining all other provisions set out in the Employment Contract of 18 September 2019 together with any amendment agreements:

1.	Position, role, area of responsibility

a)	With effect from 1st December 2021, from most likely 1st December 2021, at the latest 01.01.2022 (depending on closing date), and as part of his duties of employment with ads E, Dr Ochs will additionally take on the role of CTO (Chief Technology Officer) of the corporate group comprised of ads-tec Energy plc and all of its direct and indirect subsidiaries (including ads E) (the “Group”). He is responsible for Group research and development worldwide.

b)	His tasks will in particular include management of research and development.

2.	Parallel employment relationships, agreements with third parties

The Group is aware that Dr Ochs will continue to perform his duties at ads E as CTO to a correspondingly reduced extent. However, the reduction will only be in correlation to the expansion of his duties for the Group agreed in this amendment agreement. In turn, ads E is also aware that Dr Ochs in the future will fulfil his new role as CTO of the Group. There is all-round mutual agreement on this.

ads-tec Energy GmbH Heinrich-Hertz-Straße 1 D-72622 Nürtingen	Tel.: +49 7022 2522-0 Fax: +49 7022 2522-400 www.ads-tec.de, mailbox@ads-tec.de	Geschäftsführer: Thomas Speidel, Robert Vogt USt-IdNr.: DE31 56 72 626 Registergericht Stuttgart HRB 762810	Baden-Württembergische Bank IBAN: DE88600501010405071830 BIC: SOLADEST600

3.	Fixed remuneration

1.	Due to Dr Ochs’ increased responsibility, the current fixed remuneration will be increased to EUR 250.000,00 gross with effect from beginning of this contract. Payment will be in twelve equal monthly instalments, in each case at the end of the month, into the account of Dr Ochs into which payments are currently made, in Euros.

2.	The fixed remuneration and the other remuneration components will be deemed to fully compensate Dr Ochs for his activity in connection with his employment by ads E. Any overtime, based on the current individual regular weekly working hours of at least 40 hours, will also be deemed paid.

4.	Further benefits

Additionally, Dr. Ochs will be granted the following further benefits for his services as CTO of the Group:

a)	Annual incentive (discretionary bonus): Annual target bonus of EUR 150.000,00 gross in the event that the targets set out in the business plan are achieved in full (100%). Notwithstanding such target, the specific amount, if any, of any annual bonus shall be determined by the Group in consultation with ads E based on achievement of certain individual and Company goals to be established by the Group for each fiscal year. Any annual bonus will be paid within 90 days following the end of the fiscal year in which the applicable services were performed, in accordance with the Group´s bonus payment practices in effect from time to time.

b)	Stock Awards: During the Term of this contract as remuneration for his employment with ads E , Dr. Ochs shall be eligible for grants of stock options and other stock-based awards under Holdco’s 2021 Omnibus Incentive Plan or any successor plan thereto (the “Omnibus Incentive Plan”). Such grants will be determined by the Compensation Committee of the Board of Directors of Holdco (ads-tec Energy plc) in its sole discretion, and nothing herein requires ads-tec Energy plc to make grants of stock-based awards in any year.

c)	Legal protection: The intention is for Dr. Ochs to be included in a D&O insurance policy still to be taken out by the Group. Such insurance is currently not yet available. Until this insurance is taken out with legal effect and until Dr. Ochs is included in the group of insured persons, ads E agrees to create earmarked provisions of up to EUR 5,000,000.00 for any potential legal defence of the executive officers of the Group.

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d)	Transaction awards (Sign on bonus): Furthermore, Dr. Ochs will receive the transaction award in form of Restricted Stock Units (“RSU”) with a value of USD 250,000.00 as outlined and defined in the “2021 Omnibus Incentive Plan”. The RSUs will vest and convert to ordinary shares of Holdco (ads-tec Energy plc) as follows: 25% of the RSUs shall vest on the second anniversary of the Effective Date; 25% of the RSUs shall vest on the third anniversary of the Effective Date; and 50% of the RSUs shall vest on the fourth anniversary of the Effective Date, in each case subject to Employee’s continued employment with ads E on the applicable vesting date. In case of earlier exit (prematurely termination of this contract) the following applies: Fifty percent (50%) of any outstanding and unvested RSUs above shall vest immediately, and any remaining unvested RSUs issued as part of the RSU Grant shall be forfeited without any further compensation. All details are outlined and defined in the “Pearl Meyer stock compensation recommendations”.

5.	Contract as of 18.09.2019 to continue

In all other respects, the Employment Contract of 18 September 2019 continues to apply.

Nürtingen (place), 21.12.2021

/s/ Thomas Speidel	/s/ Robert Vogt	/s/ Thorsten Ochs
Thomas Speidel, Robert Vogt as representatives of ads-tec Energy GmbH		Dr Thorsten Ochs, CTO

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